November 30, 2020 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jonathan Burr
Pam Howell

Re:	Spinning Eagle Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted October 30, 2020
CIK No. 0001830214

Ladies and Gentlemen:

On behalf of our client, Spinning Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 submitted on October 30, 2020 (the “Draft Registration Statement”), contained in the Staff’s letter dated November 25, 2020 (the “Comment Letter”).

Each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Draft Registration Statement as submitted on November 30, 2020 (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form S-1 submitted October 30, 2020

General

1.

It appears that SpinCo could have less than $5 million of net tangible assets in trust. Therefore, SpinCo would be required to comply with Rule 419. Please provide an analysis of how you determined Rule 419 does not apply to SpinCo or revise your disclosure.

Response: The Company has revised its disclosure on pages 27 and 121 to clarify that the Company will not effect a spin-off that would cause either the Company or SpinCo to have less than $5 million in net tangible assets and that following the completion of a spin-off, SpinCo will file a Current Report on Form 8-K which includes an audited balance sheet demonstrating that SpinCo has net tangible assets in excess of $5 million and is therefore not subject to Rule 419 under the Securities Act.

United States Securities and Exchange Commission

November 30, 2020

2.	Please add risk factors that address the specific risks related to the spin-off.

Response: The Company has included risk factors addressing the specific risks related to the spin-off on pages 55, 58, 71 and 78.

Initial Business Combination, page 5

3.

We note that Nasdaq rules require you to complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in trust. Your disclosure states that if you decide to conduct a spin-off, you believe the 80% test will be based on the value of the retained trust proceeds. Please tell us how your calculation of the 80% test in the event of a spin-off complies with Nasdaq rules. We may have further comment.

Response: We consulted with the staff of Nasdaq (the “Nasdaq Staff”) as to the application of the 80% test to both the Company and SpinCo in the event that the Company elects to effect a spin-off. The Nasdaq Staff informed us that they agreed that, under Nasdaq IM-5101-2, which requires a SPAC to complete “one or more business combinations” having an aggregate fair market value of at least 80% of the value of the assets held in the trust account, the 80% test will be based on the value of the retained trust proceeds, with respect to the Company’s initial business combination, and based on the SpinCo trust proceeds, with respect to SpinCo’s initial business combination, as there is no requirement that the multiple business combinations contemplated by Nasdaq IM-5101-2 be completed simultaneously.

Spin-Off, page 113

4.

We note that in the event of a spin-off, SpinCo would be an independent special purpose acquisition company with terms substantially similar to the terms of this offering. It is unclear what terms will be the same and whether any of SpinCo’s terms will be different than the terms of this offering. Please substantially revise your disclosure regarding the spin-off to clearly disclose the terms of SpinCo. We may have further comment.

Response: The Company has added disclosure on pages 24 and 119 to clarify such terms.

Underwriting, page 175

5.

We note that the deferred underwriting commissions will be released to the underwriters only upon the completion of an initial business combination. Please provide additional disclosure about how the underwriters will receive the deferred underwriting commissions in the event that you decide to conduct a spin-off. For example only, it is unclear if both you and SpinCo will need to complete your initial business combination in order for the underwriters to receive the deferred underwriting commissions.

United States Securities and Exchange Commission

November 30, 2020

Response: The Company acknowledges the Staff’s comment and has added disclosure on pages 25, 120 and 184 accordingly.

If you have any questions related to this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Jonathan Rochwarger at (212) 819-7643 or Daniel Nussen at (213) 620-7796 of White & Case LLP.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Eli Baker, Chief Financial Officer, Spinning Eagle Acquisition Corp.

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